OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

HILL INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

431466 10 1
(CUSIP Number)

Eric Rosenfeld 825 Third Avenue 40th Floor New York, NY 10022 (212) 319-7676
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 431466 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eric Rosenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: 7 : 8 : 9 : 10	SOLE VOTING POWER 1,576,837[1] SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 1,576,837 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,837 (see footnote one)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (see footnote one)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

1  For purposes of Section 13(d), Mr. Rosenfeld may be deemed to beneficially own an aggregate of 1,576,837 shares of common stock of the issuer, including 10,000 shares of common stock issuable on exercise of options, but excluding 120,000 shares held by the 1991 Rosenfeld Children’s Trust, a trust established for the benefit of Mr. Rosenfeld’s children, of which Mrs. Eric Rosenfeld is the sole trustee. Mr. Rosenfeld disclaims beneficial ownership of the shares of common stock held by the 1991 Rosenfeld Children’s Trust.

Item 1.  Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $.0001 per share (the “Common Stock”), of Hill International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 303 Lippincott Centre, Marlton, New Jersey 08053.

Item 2.  Identity and Background.

This Schedule 13D/A is filed by Eric Rosenfeld. The business address of Mr. Rosenfeld is 825 Third Avenue, 40th floor, New York, NY 10022. Mr. Rosenfeld is a director of the Issuer.

During the last five years, Mr. Rosenfeld has not been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Rosenfeld is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

As described in the Schedule 13D filed January 5, 2006, Mr. Rosenfeld acquired 1,080,000 shares of Common Stock of the Issuer in connection with the Issuer’s formation in April 2004. Subsequent to the Issuer’s formation, Mr. Rosenfeld acquired warrants to purchase 750,000 shares of Common Stock of the Issuer in open market transactions. Subsequent thereto, Mr. Rosenfeld purchased 10,000 shares of Common Stock on August 16, 2006 in an open market transaction. As a non-employee director of the Issuer, Mr. Rosenfeld has been granted a total of 12,000 shares of Common Stock and options to purchase a total of 10,000 shares of Common Stock.

On October 23, 2007, the Issuer announced the redemption of its outstanding warrants for the purchase of its Common Stock. In connection with the redemption of the warrants and prior thereto, 13,575,601 warrants were exercised, each for one share of Common Stock. The final settlement date for the exercise of the warrants was November 28, 2007. The Issuer’s issuance of the 13,575,601 shares of Common Stock has reduced the percentage of the class of common stock that is owned by Mr. Rosenfeld.

Between November 16, 2007 and November 20, 2007, Mr. Rosenfeld sold 285,163 warrants for purchase of Common Stock in open market transactions.

On November 23, 2007 Mr. Rosenfeld exercised warrants for the purchase of 464,837 shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

Mr. Rosenfeld acquired the shares of Common Stock of the Issuer for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a) and (b): As of November 27, 2007 Mr. Rosenfeld beneficially and directly owned 1,576,837 shares of Common Stock. Mr. Rosenfeld has sole power to vote and to dispose of the shares which he owns. Mr. Rosenfeld disclaims beneficial ownership of the 120,000 shares of Common Stock held by the 1991 Rosenfeld Children’s Trust.

(c): Between November 16, 2007 and November 20, 2007, Mr. Rosenfeld sold 285,163 warrants for the purchase of Common Stock of the Issuer in open market transactions. On November 23, 2007, Mr. Rosenfeld exercised warrants for the purchase of 464,837 shares of Common Stock of the Issuer.

(d): No person other than Mr. Rosenfeld has the right to receive or the power to direct receipt of dividends, or the proceeds from the sale of the common stock of the Issuer.

(e): On November 28, 2007, Mr. Rosenfeld ceased to be the beneficial owner of 5% or more of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Messrs. Irvin E. Richter, David L. Richter and Brady H. Richter have entered into a voting agreement with Messrs. Eric Rosenfeld and Arnaud Ajdler, which agreement requires that the Richter signatories to the voting agreement agree to vote for the designees of Messrs. Rosenfeld and Ajdler as directors of the Issuer and that Messrs. Rosenfeld and Ajdler agree to vote for the designees of the Richter signatories to the voting agreement, in both cases until immediately following the election that will be held at the annual meeting of stockholders of the Issuer in 2008. each of Messrs. Irvin Richter, David Richter, Rosenfeld and Ajdler is a director of the Issuer. The voting agreement is incorporated by reference as Exhibit 7.1 to this Schedule 13D/A.

Item 7.  Materials to be Filed as Exhibits

Exhibit 7.1	-	Form of Voting Agreement (included as Annex E of the Definitive Proxy Statement (No. 000-50781), dated June 5, 2006 and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5 , 2007
Eric Rosenfeld

INDEX TO EXHIBITS

Exhibit 7.1	-	Form of Voting Agreement (included as Annex E of the Definitive Proxy Statement (No. 000-50781), dated June 5, 2006 and incorporated by reference herein).